United States securities and exchange commission logo





                        May 2, 2023

       Deanne Miller
       Chief Operating Officer, General Counsel & Company Secretary
       IMMUTEP Ltd
       Level 33, Australia Square
       264 George Street
       Sydney, NSW 2000, Australia

                                                        Re: IMMUTEP Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed April 28,
2023
                                                            File No. 333-271484

       Dear Deanne Miller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Andrew Reilly